Exhibit 1
                                                                   Sub-Item 77C


                   Dreyfus Strategic Municipal Bond Fund, Inc.

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus Strategic Municipal Bond Fund, Inc. ("Fund") was held on May 14, 2004. Out of a combined total of 48,188,724 Common and Preferred shares ("Shares") entitled to vote at the meeting, a combined total of 43,526,221 were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Shares, as follows:

                                    Affirmative Votes   Authority Withheld
                                    -----------------   ------------------

To elect two Class II Directors:

            Ehud Houminer           42,816,970           709,251
            Robin A. Pringle         7,402               1